Exhibit 14.1

Diamond Hill Investment Group, Inc.
Code of Business Conduct and Ethics
Adopted: February 10, 2004
Amended: November 13, 2008

This Code of Business Conduct and Ethics (the “Code”) sets forth the commitment of Diamond Hill Investment Group, Inc. and its affiliates (the “Company”) to conduct its business in accordance with all applicable laws, rules and regulations and the highest ethical standards. This Code does not cover every issue that may arise; instead it sets out basic principles to guide all directors, officers and employees of the Company with respect to conducting themselves in a professional and ethical manner. Those basic principles are designed to determine wrongdoing and to promote:

(1)	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to the SEC, and other public communication made by the Company;

(3)	compliance with applicable governmental laws, rules and regulations;

(4)	prompt internal reporting of violations of the Code to the appropriate persons identified in this Code; and

(5)	accountability for adherence to this Code.

1.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Obeying applicable laws, rules and regulations, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. It is the personal responsibility of each director, officer and employee of the Company to adhere to the standards and restrictions imposed by all applicable laws, rules and regulations. While it cannot be expected that each director, officer or employee of the Company is or will be aware of the details of every law, rule or regulation applicable to the Company, it is important for each director, officer and employee of the Company to, at a minimum, reach that level of knowledge and awareness regarding these laws, rules and regulations which allows him or her to seek advice from others regarding compliance with those laws, rules and regulations. If any director, officer or employee of the Company determines that he or she needs to seek advice regarding issues concerning compliance with applicable laws, rules and regulations, that person should ask the Chief Compliance Officer for such advice before taking any action.

All directors, officers and employees of the Company are expected to read and have a complete understanding of the Code of Ethics of Diamond Hill Funds and Diamond Hill Capital Management, Inc. (adopted June 30, 2002), and as amended from time to time.

All directors, officers and employees of the Company are expected to read and have a complete understanding of Audit Committee Policies and Procedures for Handling Complaints Regarding Accounting and Auditing Matters (the “Whistleblower Procedures”) (adopted February 10, 2004), and as amended from time to time.

If requested, the Company will hold information and training sessions to promote compliance with the laws, rules and regulations applicable to the Company.

2.	CONFLICTS OF INTEREST

A “conflict of interest” exists when the private interest of an officer, director or employee of the Company interferes in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director of the Company takes actions or has interests that may make it difficult for him or her to perform his or her work objectively and effectively. In particular, an employee, officer or director of the Company must never use or attempt to use his or her position at the Company to obtain any improper personal benefit (such as loans or guaranties of obligations of the officer, director or employee) for himself or herself, for his or her family members, or for any other person.

It is almost always a conflict of interest for an officer, director or employee of the Company to work simultaneously for a competitor. A conflict of interest is prohibited as a matter of Company policy, unless the conflict has been approved by the Board of Directors of the Company (the “Board”). Conflicts of interest may not always be readily apparent, so if an employee, officer or director of the Company has a question regarding any matter that may present a conflict of interest, that person should immediately consult with the Chief Compliance Officer. Also, any employee, officer or director of the Company who becomes aware of a conflict or potential conflict should immediately bring it to the attention of the Chief Compliance Officer.

3.	PUBLIC DISCLOSURE

It is the Company’s policy that the information in its public communications, including filings to be made with or submitted to the SEC, be full, fair, accurate, timely and understandable. All officers, directors and employees of the Company who are involved in this disclosure process are responsible for acting in furtherance of this policy and are responsible for promptly informing any member of the Board of any material information of which he or she becomes aware that may affect the disclosures made by the Company in its public filings. In particular, these individuals are required to maintain familiarity with the disclosure requirements applicable to the Company and are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company or its operations to others, whether within or outside the Company, including the Company’s independent auditors. In addition, any officer, director or employee of the Company who has a supervisory role in the Company’s disclosure process has an obligation to discharge his or her responsibilities diligently.

4.	CONFIDENTIALITY; INSIDER TRADING

In conducting the Company’s business, officers, directors and employees of the Company may learn confidential or proprietary information about the Company, its clients, its prospective clients or other third parties. All officers, directors and employees of the Company must maintain the confidentiality of such information, except where disclosure is authorized or legally mandated. Confidential or proprietary information includes, without limitation, any non-public information concerning the Company (or clients, prospective clients or third parties), its, his or her business, financial performance or prospects, and any non-public information provided by a third party to the Company with the expectation that the information be kept confidential and used solely for the business purposes for which it was conveyed.

All officers, directors and employees of the Company who have had access to confidential or proprietary information are prohibited from using or sharing that information in connection with the buying and selling of any of the Company’s securities. If any officer, director or employee of the Company has any question regarding whether information is confidential or proprietary information, that person should discuss the matter with the Chief Compliance Officer as soon as such question arises.

All directors, officers and employees of the Company are expected to read and have a complete understanding of the Insider Trading Policy of Diamond Hill Investment Group, Inc. (adopted prior to 2000), and as amended from time to time.

5.	CORPORATE OPPORTUNITIES

Employees, officers and directors of the Company owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. No employee, officer or a director of the Company may use Company property, information or position for improper personal gain or competing with the Company, directly or indirectly. Employees, officers and directors of the
Company are also prohibited from taking for themselves (or directing to a third party) a business opportunity that is discovered through the use of Company property, information or position without the consent of the Board.

Any employee, officer or director of the Company who has any question as to whether or not the use of Company property, information or position would violate this Code should, prior to taking any course of action, contact the Chief Compliance Officer.

6.	COMPETITION, FAIR DEALING, AND CIRCULATION OF RUMORS

The Company seeks to serve its clients fairly and honestly. Each employee, officer and director of the Company should endeavor to respect the rights of and deal fairly with the Company’s clients, suppliers and competitors. No employee, officer or director of the Company should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair dealing practice.

No employee shall originate or circulate in any manner a rumor concerning any security which the employee knows or has reasonable grounds for believing is false or misleading or would improperly influence the market price of such security. Employees must promptly report to the Chief Compliance Officer any circumstance which reasonably would lead the employee to believe that any such rumor might have been originated or circulated.

7.	EQUAL EMPLOYMENT OPPORTUNITY AND HARASSMENT

All personnel decisions made by the Company are based on merit and contribution to the Company’s success. Concern for the personal dignity and individual worth of every employee, officer or director of the Company is an indispensable element in the standard of conduct that the Company has set for itself. The Company will afford equal employment opportunities to all qualified persons without regard to any impermissible criterion or circumstance. The
Company will not tolerate or condone any type of discrimination or harassment of any kind.

8.	CLIENT OR VENDOR ENTERTAINMENT AND GIFTS

Directors, officers and employees are expected to exercise prudent judgment in conducting business entertainment. Directors, officers and employees should avoid entertainment situations and locations that may be offensive or cause embarrassment to the Company, its image and reputation and avoid entertainment situations that may be considered excessive. Any type of participation in entertainment as described above is prohibited and non-reimbursable.

Directors, officers, and employees are prohibited from accepting from any customer or vendor any amount in excess of $100 per year in the form of gifts or gratuities, or as compensation for services (“Gifts”). Any Gifts received in excess of $100 cumulatively for the year, shall either be returned to customer or vendor, or given to the Chief Compliance Officer, who will determine how to appropriately handle the Gift.

Directors, officers and employees are prohibited from giving to any individual natural person, who is either a customer or an employee of a customer, any amount in excess of $100 per year in the form Gifts. All Gifts given must be recorded and maintained on a log, which has been established to track such Gifts.

9.	RECORD-KEEPING

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.

Business records and communications may become public. The officers, directors and employees of the Company should avoid exaggeration, derogatory remarks or inappropriate characterizations of people or entities that may be misunderstood. This applies equally to e-mail, internal memoranda and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies, a copy of which is available upon request from the Chief Compliance Officer.

10.	PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees, officers and directors of the Company should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported to the Chief Compliance Officer for investigation.

The obligation of employees, officers and directors of the Company to protect the Company’s assets includes the obligation to protect the Company’s proprietary information. Proprietary information includes, without limitation, the Company’s intellectual property such as trade secrets, and the Company’s business, marketing and service plans, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information is prohibited hereunder and could also be illegal and result in civil or even criminal penalties.

11.	PAYMENTS TO GOVERNMENT PERSONNEL

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. State and local governments, as well as foreign governments, may have similar rules. The promise, offer or delivery to an official or employee of the any governmental agency of a gift, favor or other gratuity in violation of these rules is prohibited hereunder and could also be a criminal offense. If any officer, director or employee of the Company has any question regarding any possible payment or issuance of a gratuity to a governmental official, he or she should immediately contact the Chief Compliance Officer.

12.	WAIVERS OF THIS CODE

Any waiver of this Code may be made only by the Board and will be promptly disclosed by the Company as required by law or any applicable stock exchange or NASDAQ national market or small cap system regulation.

13.	REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Any employee, officer or director of the Company who becomes aware of any existing or potential violation of this Code should promptly notify the Chief Compliance Officer. If the matter cannot be reported to the Chief Compliance Officer for any reason, the matter should be promptly reported to any member of the Audit Committee of the Board. Employees, officers and directors of the Company are encouraged to talk to their supervisors, the CEO, Chief Compliance Officer or members of the Board about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation against any Company personnel (including, without limitation, termination of employment or a demotion of position) for reports (made in good faith) of illegal or unethical behavior by others. Whenever in doubt, an officer, director or employee of the Company should seek advice from the appropriate person.

14.	COMPLIANCE AND ENFORCEMENT PROCEDURES

The Company’s policy is to ensure prompt and consistent enforcement of this Code. Upon being advised of, or otherwise learning of, a possible violation of this Code, the CEO and/or the Chief Compliance Officer (or the Audit Committee of the Board, if the CEO or Chief Compliance Officer are not in a position to act) shall promptly investigate the matter and set forth his, her or their findings in writing. Such writing shall also include the enforcement action to be taken, which action shall be taken at the time set forth in such writing. Any enforcement action shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code. In determining what enforcement action is appropriate in a particular case, the person or persons making the determination shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeat occurrence, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether the individual in question had committed other violations in the past.

The Company is aware that it may be difficult to know if a violation of this Code has occurred or may occur in the future. However, each officer, director or employee of the Company should strive to identify and raise potential issues with respect to the application of this Code before those issues become violations of this Code.

15.	PROVISIONS SPECIFICALLY APPLICABLE TO CEO, CHIEF COMPLIANCE OFFICER AND ALL SENIOR FINANCIAL OFFICERS

In addition to the other provisions set forth in this Code, the CEO, Chief Compliance Officer and senior financial officers of the Company are also subject to the following additional specific policies:

1.	Each shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

2.	Each shall promptly bring to the attention of the CEO or Chief Compliance Officer, and to the Audit Committee, any information he or she may have concerning any violation of this Code involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

3.	Each shall promptly bring to the attention of the CEO or the Chief Compliance Officer and to the Audit Committee, any information he or she may have concerning evidence of a material violation by the Company or any agent thereof of the securities or other laws, rules or regulations applicable to the Company and the operation of its business.